Room 4561
Via fax (781) 565-5565

March 17, 2010

Paul A. Ricci
Chairman of the Board and CEO
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

      Re: Nuance Communications, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 3009
             Filed November 25, 2009
             Form 10-Q for the Quarter Ended December 31, 2009
             Filed February 9, 2010
             File no. 0-27038

Dear Mr. Ricci:

      We have reviewed your response letter dated February 17, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 19, 2010.

Form 10-K for the Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.   We note your response to our prior comment 1 and the revisions to your December 31, 2009 Form 10-Q to include a qualitative discussion of the trending of your professional services and hosting hours backlog and the annualized run-rate of transcription lines for your healthcare on-demand business. Tell us how

you considered quantifying this information as you have done in your earnings transcripts. We refer you to Section III.B of SEC Release 33-8350.

Other

2.   We note from various news reports (e.g. at www.nuance.com/macspeech/) that on February 16, 2010 you acquired MacSpeech. Please describe the terms of this acquisition. Also, tell us your consideration to file an Item 2.01 Form 8-K and explain further how you determined whether financial information pursuant to Article 3-05 and Article 11 of Regulation S-X is required.

Form 10-Q for the Quarter Ended December 31, 2009

Note 2. Summary of Significant Accounting Policies

Accounting for Collaboration Agreements, page 8

3.   We note your discussion regarding the collaboration agreement entered into in October 2009. With regards to such information, please provide the following:
- Please explain further the company's activities in this arrangement and clarify whether both parties to the arrangement are exposed to significant risk and rewards based on the commercial success of the development efforts. In this regard, tell us whether you are accounting for this arrangement pursuant to ASC 808 or provide us the specific accounting guidance on which you relied.
- We note that you are amortizing the payments to research and development expense. Tell us how whether you intend to classify any portion of these payments to other income statement line items (i.e. cost of revenues) and explain your conclusions. In this regard, we note these payments are in consideration for the third party development efforts as well as for joint ownership rights to the technology and commercialization rights. We refer you to ASC 808-10-45-4.
- Tell us how you considered the disclosure requirements of ASC 808-10-50-1(d), as applicable, with regards to the income statement classification.
- Further, tell us your consideration to file the collaboration agreement as a material contract pursuant to Item 601(A)(10) of Regulation S-K.

Note 12. Credit Facilities and Debt

Adoption of ASC 470-20, page 19

4.   We note that the company's 2.75% convertible senior debentures include prepayment options. Tell us how considered such options as well as any other embedded features when determining the fair value of the liability component and allocating the initial proceeds. We refer you to ASC 470-20-25-24 and 25. To

the extent that you believe such features are non-substantive, then also tell us how you considered the guidance in ASC 470-20-35-35 in determining the expected life of the liability component.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact me at (202) 551-3499 if you have any questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief